May 27, 2022

VIA EDGAR

Mr. William Demarest

Ms. Shannon Menjivar

Division of Corporate Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Playa Hotels & Resorts N.V.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 24, 2022

File No. 001-38012

Dear Mr. Demarest and Ms. Menjivar:

We are writing in response to your letter dated May 25, 2022, commenting on the above-referenced filing of Playa Hotels & Resorts N.V. (“Playa” or the “Company”). For your convenience, we have repeated the staff’s comment below together with the subheading used in your letter, followed by our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Non-U.S. GAAP Financial Measures, page 52

Comment:

1.

We note your response to comment 1. Please clarify if the amounts that comprise “other corporate” expense are essential to support the operations and development of the resorts and, if true, include this disclosure in future filings. In addition, tell us and revise your disclosure in future filings to describe why the presentation of Owned Resort EBITDA and Owned Resort EBITDA margin are useful to an investor and the additional purposes for which management uses such measures.

Response:

In future filings, we will revise our discussion of EBITDA, Adjusted EBITDA, Owned Resort EBITDA and Owned Resort EBITDA Margin as set forth below. The newly added disclosure has been underlined to facilitate the staff’s review.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Owned Resort EBITDA, and Owned Resort EBITDA Margin

We define EBITDA, a non-U.S. GAAP financial measure, as net income or loss, determined in accordance with U.S. GAAP, for the period presented, before interest expense, income tax and depreciation and amortization expense. EBITDA and Adjusted EBITDA include corporate expenses, which are overhead costs that are essential to support the operation of the Company, including the operations and development of our resorts. We define Adjusted EBITDA, a non-U.S. GAAP financial measure, as EBITDA further adjusted to exclude the following items:

•	Other income or expense

•	Pre-opening expense

•	Share-based compensation

•	Other tax expense

•	Transaction expenses

•	Severance expense

•	Gain on property damage insurance proceeds

•	Loss on extinguishment of debt

•

Other items which may include, but are not limited to the following: contract termination fees; gains or losses from legal settlements; repairs from hurricanes and tropical storms; and impairment losses.

We include the non-service cost components of net periodic pension cost recorded within other expense in the Consolidated Statements of Operations in calculating Adjusted EBITDA as they are considered part of our ongoing resort operations.

“Adjusted EBITDA Margin” represents Adjusted EBITDA as a percentage of Total Net Revenue.

“Owned Resort EBITDA” represents Adjusted EBITDA before corporate expenses and Management Fee Revenue.

“Owned Resort EBITDA Margin” represents Owned Resort EBITDA as a percentage of Owned Net Revenue.

Usefulness and Limitation of Non-U.S. GAAP Measures

We believe that each of Net Package Revenue, Net Non-package Revenue, Owned Net Revenue, Total Net Revenue, Net Package ADR, Net Package RevPAR and Net Direct Expenses are all useful to investors as they more accurately reflect our operating results by excluding compulsory tips. These tips have a margin of zero and do not represent our operating results.

We also believe that Adjusted EBITDA is useful to investors for two principal reasons. First, we believe Adjusted EBITDA assists investors in comparing our performance over various reporting periods on a consistent basis by removing from our operating results the impact of items that do not reflect our core operating performance. For example, changes in foreign exchange rates (which are the principal driver of changes in other expense), and expenses related to capital raising, strategic initiatives and other corporate initiatives, such as expansion into new markets (which are the principal drivers of changes in transaction expenses), are not indicative of the operating performance of our resorts. The other adjustments included in our definition of Adjusted EBITDA relate to items that occur infrequently and therefore would obstruct the comparability of our operating results over reporting periods. For example, revenue from insurance policies, other than business interruption insurance policies, is infrequent in nature, and we believe excluding these expense and revenue items permits investors to better evaluate the core operating performance of our resorts over time. We believe Adjusted EBITDA Margin provides our investors a useful measurement of operating profitability for the same reasons we find Adjusted EBITDA useful.

The second principal reason that we believe Adjusted EBITDA is useful to investors is that it is considered a key performance indicator by our board of directors (our “Board”) and management. In addition, the compensation committee of our Board determines the annual variable compensation for certain members of our management based, in part, on consolidated Adjusted EBITDA. We believe that Adjusted EBITDA is useful to investors because it provides investors with information utilized by our Board and management to assess our performance and may (subject to the limitations described below) enable investors to compare the performance of our portfolio to our competitors.

We believe that the measures Owned Resort EBITDA and Owned Resort EBITDA Margin are useful to investors as they allow investors to measure resort-level performance and profitability by excluding expenses not directly tied to our resorts, such as corporate expenses, and excluding ancillary revenues not derived from our resorts, such as management fee revenue. We believe Owned Resort EBITDA is also helpful to investors that use it in estimating the value of our resort portfolio. Management uses these measures to monitor property-level performance and profitability.

Our non-U.S. GAAP financial measures are not substitutes for revenue, net income or any other measure determined in accordance with U.S. GAAP. There are limitations to the utility of non-U.S. GAAP financial measures, such as Adjusted EBITDA.

*****

We respectfully believe that the above response is responsive to the staff’s comment. If you have any questions or would like further information concerning our response, please do not hesitate to contact me at (571) 529-6113.

Sincerely,

Playa Hotels & Resorts N.V.

/s/ Ryan Hymel

Ryan Hymel

Chief Financial Officer

cc:         Michael E. McTiernan, Hogan Lovells US LLP

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